Mail Stop 3561

August 3, 2007

Mr. Robert B. Cavanaugh
Executive Vice President and Chief Financial Officer
J. C. Penney Company, Inc.
6501 Legacy Drive
Plano, Texas 75024-3698

> **RE: J. C. Penney Company, Inc.**
> **Form 10-K for Fiscal Year Ended February 3, 2007**
> **Filed April 4, 2007**
> **Form 10-Q for Fiscal Quarter Ended May 5, 2007**
> **File No. 1-15274**

Dear Mr. Cavanaugh:

We have reviewed your response letter dated July 18, 2007 and have the following comment. We think you should revise your disclosure in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

For 10-K for Fiscal Year Ended February 3, 2007

Note 20. Litigation, Other Contingencies and Guarantees, page F-39

1. We note your response to comment 4 in our letter dated June 19, 2007. Please confirm to us that you will disclose estimates of the amount of the possible loss or range of loss or that such estimates cannot be made when there is a reasonable possibility that a loss exceeding amounts recognized may have been incurred. Refer to paragraph 10 of SFAS 5.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment. Please submit your response letter as a correspondence file on EDGAR.

You may contact Staff Accountant Ta Tanisha Meadows at (202) 551-3322, or in her absence, me at (202) 551-3344, if you have questions regarding our comment.

Sincerely,

William H. Thompson
Branch Chief